Tidewater Inc.

6002 Rogerdale Road, Suite 600

Houston, Texas 77072

November 13, 2018

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidewater Inc.
Registration Statement on Form S-1
File No. 333-228029

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tidewater Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-228029, as amended (the “Registration Statement”), to 9:00 a.m., Eastern Time, on November 15, 2018, or as soon thereafter as practicable.

Please contact Curtis R. Hearn or Hope M. Spencer of Jones Walker LLP at (504) 582-8308 or (504) 582-8130, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. We also request that such effectiveness be confirmed in writing.

Thank you for your assistance in this matter.

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Very truly yours, Tidewater Inc.

/s/ Bruce D. Lundstrom
By:	Bruce D. Lundstrom
Title:	Executive Vice President, General Counsel and Secretary

cc:	Jones Walker LLP

Curtis R. Hearn

Hope M. Spencer

Weil, Gotshal & Manges LLP

James R. Griffin